
07047370









The Empire District Electric Company Annual Report

Who We Are

Based in Joplin, Missouri, The Empire District Electric Company (NYSE: EDE) is an investor-owned, regulated utility providing electric, natural gas (through our wholly owned subsidiary The Empire District Gas Company), and water service to approximately 215,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. Certain subsidiaries also provide fiber optic and internet services.

Empire was founded in 1909 and has been listed on the New York Stock Exchange since 1946. We have paid dividends continuously since 1944.







FINANCIAL *Highlights*

DECEMBER 31,	2006	2005	CHANGE %
Operating Revenues (000)[1]	$413,453	$364,101	13.55%
Operating Income (000)[1]	$69,667	$53,811	29.47%
Net Income (000)	$39,280	$23,768	65.26%
Earnings Per Weighted Average Common Share (Basic And Diluted)	$1.39	$0.92	51.09%
Dividends Paid Per Share	$1.28	$1.28	0.00%
Return On Common Equity (End Of Period)	8.38%	6.04%	38.74%
Book Value Per Share Of Common Stock	$15.49	$15.08	2.72%
Common Shares Outstanding (Year End)	30,250,566	26,084,019	15.97%
Weighted Average Common Shares Outstanding (Basic)	28,276,508	25,898,428	9.18%
Capital Expenditures (Including AFUDC) (000)[1]	$120,205	$73,443	63.67%
Gross Plant (000)[1]	$1,376,881	$1,284,132	6.39%
On-System Sales (mWh)	5,040,275	4,913,223	2.59%
On-System Sales (Mcf)	3,930,702	---	
Electric Customers (Year End)	165,771	162,420	2.06%
Gas Customers (Year End)	47,214	---	
Owned System Capacity (Net mW)	1,100	1,102	-0.18%
System Electric Peak Demand (Net mW)	1,159	1,087	6.62%
System Gas Peak Day (Mcf)	60,890	---	
Employees[1]	705	654	-7.80%

[1] *from continuing operations*




SOURCES OF TOTAL REVENUE
Non Reg
0.9%
Gas*
6.1%
Other & Misc
(Electric & Water)
3.3%
Wholesale Off System
(Electric & Water)
3.0%
Wholesale On System
(Electric & Water)
4.2%
Residential
(Electric & Water)
38.6%
Industrial
(Electric & Water)
15.7%
28.1%
Commercial
(Electric & Water)
*seven months of operation


TOTAL ASSETS ($000)
$1,300
1,200
1,100
1,000
900
991,034
1,025,091
1,027,539
1,122,030
1,315,888
2002
2003
2004
2005
2006

FELLOW Sharehold

In 2006:

- Earnings per share were $1.39, up from $0.92 in 2005.
- Our electric customer base grew a robust 2.1 percent.
- Electric fuel and purchased power costs decreased 3.1 percent, thanks in part to an increase in energy purchased through a contract with Elk River Windfarm LLC, excellent performance by our generating plants, and lower natural gas prices.
- New rates were approved for Missouri, which impacts revenues coming in from approximately 80 percent of our electric customers beginning in 2007.
- We acquired a natural gas distribution system. This adds a new source of revenue that we believe will enhance earnings during the winter months.
- We set in place the critical pieces of an infrastructure construction program that will add capacity and enhance fuel flexibility.
- We exited two of our non-regulated businesses.
- Our Asbury and Riverton Plants had record generation output.

You'll find details for our 2006 activities in the coming pages. But the short story is this: We followed the business plan laid out for you several years ago and are pleased with the results. Empire's balance sheet remains solid with an equity to capitalization ratio of approximately 46 percent.

As we move forward, the single largest item on our plate is building infrastructure. We'll continue following the building program laid out in our business plan.

The new V84 combustion turbine peaking unit at the Riverton Plant, Riverton 12, is expected to be complete and in service in spring 2007, bringing 155 megawatts of new peaking power capacity to our system. The Asbury selective catalytic reduction system, an environmental upgrade designed to remove nitrogen oxides, should be in place by the latter part of 2007 in readiness for new emissions regulations that become effective January 1, 2009. Construction on the Iatan 1 environmental upgrades will continue toward an anticipated 2008 in-service date.

Construction on two new coal-fired generation stations, in which we will be a minority owner, is scheduled to continue moving toward 2010 completion dates. LS Power Group is managing construction for the Plum Point project, while Kansas City Power & Light is managing the construction of Iatan 2.

And with the building comes financing activities. We plan to finance the capital spending according to our traditional approach; that is, with a target of an overall 1:1 debt-to-equity ratio.

Our capital spending responsibilities are helped by the Missouri rate case decision mentioned above. The new Missouri rates allow a return on equity of just under 11 percent and contain an amortization component that will help with cash flow requirements during our generation expansion. This comes as a result of our 2005 Missouri Experimental Regulatory Plan.

In addition to construction-related activities, we will be working to grow our gas business, looking to gain new customers through a marketing push to cities, developers, and builders.

Management changes. We took the opportunity in 2006 to reorganize our management structure so that it reflects the new dual nature of our system, electric and gas. Brad Beecher was elected Vice President and Chief Operating Officer – Electric and oversees our electric energy supply and operations. He formerly held the office of Vice President – Energy Supply.

Ron Gatz was elected Vice President and Chief Operating Officer – Gas. In this position, Ron oversees our natural gas operations. His previous position was Vice President – Strategic Development.

Both appointments became effective June 1, 2006.



On October 26, 2006, we welcomed Harold Colgin to our executive team as Vice President – Energy Supply. Harold holds responsibility for our power plants, fuel supplies, and energy procurement and trading. Joining Empire in 1972 as a mechanical engineer at the Asbury Plant, Harold has served with distinction in various positions in the Energy Supply area, including highly accomplished service as superintendent for Asbury and superintendent of production for the Company's northern division. He had been named general manager – Energy Supply on June 1, 2006. Harold holds a Bachelor of Science degree in Mechanical Engineering from Kansas State University.

2007 came in with a vengeance when a three-day ice storm devastated much of our service territory two weeks into the year. Freezing rain coated trees, power lines, and equipment with up to three inches of ice, and over half our electric customers, primarily those in Missouri, were left without power. The Missouri governor noted that the storm created "the largest mass care natural disaster" in the state's history.

In the wake of the storm, we experienced extensive property damage and preliminarily estimated our repair and reconstruction costs to be approximately $20 to $23 million. We have now updated our recovery cost estimate to approximately $26 million, and it is likely that we will capitalize a significant portion of this expense. The recovery of the costs will be dealt with in future rate cases; however, we do expect the storm to have a material impact on our earnings for the first quarter of 2007.

Two very different situations – the natural gas acquisition and the ice storm – have driven home to me the true grit of our organization. The natural gas acquisition required an across-the-board joint effort, one that went well beyond any required for past projects. Employees in Accounting, Information Technology, Customer Service, Purchasing, and other areas worked together with the natural gas transition team to bring about a changeover to the Empire system that was largely unnoticed by customers. The fine group of natural gas employees who joined us has enriched our organization with their expertise and knowledge.

The ice storm in early 2007 not only necessitated teamwork, but presented a physical challenge to our workers. Extreme weather conditions required that field employees draw upon reserves of strength and stamina that few of us are called upon to exhibit. Their efforts were supported by our Call Center workers, who toiled tirelessly around the clock, and people from other areas of the organization, who assisted wherever and however they were needed. All performed their duties with dedication, and this speaks volumes about their character.

The perseverance, cost-consciousness, and integrity that employees exhibited in both situations are vital ingredients of the success your Company has achieved.

On behalf of our Board, our management, and our employees, I thank you for choosing Empire.

Bill Gipson

Bill Gipson
President and Chief Executive Officer
March 2, 2007

In a word: BUILDING

2006 in a word: Building.

We saw increases in earnings. In our number of customers. In our peak electric demand. In our generatio
performance.

And all the while, we built.

We built lines and generation facilities and environmental upgrades. We undertook a rate case and financial activitie
to support our building program. We acquired a natural gas distribution system and built the corporate structure tha
integrated it into our system. We took steps to help build a more energy efficient future.

In short, we continued our business plan to build shareholder value and deliver to customers the energy the
demand.

New rates, customer growth and decreased costs for fuel and purchased power led the way to
strong increase in earnings for 2006. Earnings per share were $1.39, up from $0.92 in 2005.

Revenues from a full year of higher electric rates in Missouri, Arkansas, and Kansas helped to increase earnings, as d
revenues from strong customer growth. Earnings were also positively impacted by a decrease in electric fuel ar
purchased power costs, our largest single expense item. This decrease, which was due primarily to lower generatio
at our gas fired plants, was offset by increased purchases of more economically priced purchased power through o
contract with Elk River Windfarm, LLC.

More electric customers. Higher peaks. The number of electric customers we serve grew 2.1 percent
2006, a reflection of the strong economy found throughout much of our service territory. During the summer mont
customer growth and scorching temperatures combined to create a series of three record peak demands that topp
out on July 19 at 1,159 megawatts. The new peak is 6.6 percent over the previous record of 1,087 megawatts set
July 22, 2005.

Our system was well prepared to meet the challenge. During the extended high demand of that summer heat wa
employees made sure that our plants and distribution system performed at their best.






DEERE




TOTAL EARNINGS and DIVIDENDS PER SHARE
$2.00
1.50
1.00
0.50
1.19
1.28
1.29
1.28
0.86
1.28
0.92
1.28
1.39
1.28
2002
2003
2004
2005
2006


ELECTRIC
PEAK DEMAND and OWNED CAPACITY
and
(MW)
1,500
1,000
500
162
162
162
162
162
987
1,041
1,014
1,087
1,159
1,004
1,102
1,102
1,102
1,100
2002
2003
2004
2005
2006


ELECTRIC
ON-SYSTEM CUSTOMER GROWTH
(Percent)
1.9 %
1.7
1.5
1.3
1.6
1.6
1.7
1.9
2.1
2002
2003
2004
2005
2006

ELECTRIC *Operations*

Great availability. Record-setting generation. Growing customer demand for power means our generation plants must be up and running. In 2006, 18 of the 20 units at our facilities achieved availability rates above 90 percent. Seven achieved rates of 98 to 100 percent. Such performance is a testament to the first-class capabilities of our Energy Supply team.

The Asbury Plant performed so well this year that it set an all-time record for generation. The facility produced 1,449,577 megawatt-hours of electricity in 2006, surpassing its previous record, set in 1993, by 4.8 percent.

The Riverton coal units produced 541,383 megawatt-hours in 2006, the first time they have surpassed 500,000 megawatt-hours since their conversion to western coal in 1990. Riverton Unit 8 set a new continuous run record of 224 days, 23 hours, and 16 minutes. Its record run ended on May 5, 2006, when Unit 8 was stopped for scheduled maintenance.

A purchased power contract with Elk River Windfarm, LLC, brought us about 526,500 megawatt-hours of power, or nearly 10 percent of our total needs. The contract gives Empire rights to buy 100 percent of the output produced by Elk River Windfarm, LLC, through 2025. We sold the renewable energy credits to off-system parties to further reduce our costs from this economical resource.


Asbury Power Plant

Keeping the power on also means taking good care of the infrastructure that gets the power from our generating plants to homes and businesses.

In 2006, we completed the initial phase of construction on our first-ever 25 kV distribution system. The new system is located at the Branson Hills project in Branson, Missouri, a large development that will have very high load density especially well suited for the 25 kV approach.

By operating at twice Empire's normal voltage, the current on a 25 kV line is reduced by one half. This allows savings on materials. It also reduces demand and energy losses, which will provide additional savings over time.

We also continued exploring new methods of controlling the vegetation that can interrupt service. We believe that techniques such as aerial inspection and directional tree trimming show promise for better controlling some common causes of power outages, thus reducing costs and improving service.

Asbury Record Performance

Some of Asbury's highest yearly generation totals have occurred in the past three years. This is remarkable performance for a 37-year-old facility.

Year	*Megawatt-hours*
2006	**1,449,577**
1993	1,382,607
2005	**1,368,540**
1994	1,367,770
2004	**1,358,216**



Elk River Windfarm



Riverton 12



161 kV Transmission Line Inspection

Building for the Future: Our Generation Expansion Program

	Type	Capacity Addition	Fuel	Target Completion Date
Riverton 12 peaking unit	100% ownership	155 mW	natural gas	2007
Plum Point	7.5% ownership	50 mW	coal	2010
	purchased power contract*	50 mW	coal	2010
Iatan 2	12% ownership	100 mW	coal	2010

*Empire has the option to convert this 50 mW contract to an ownership position in 2015.


Riverton 12


Iatan 2


Asbury Environmental Upgrade

FUTURE *Growth*

Building infrastructure to accommodate future growth. In 2006, we continued moving forward with our long-term plan to add generation capacity. This expansion is designed to serve a three-fold purpose. It will help us meet the needs of continuing customer growth. It will replace purchased power from a contract due to expire in 2010. And it maintains balance in our fuel mix. Also adding diversity to our generation is our 20-year agreement to purchase wind power.

Plum Point. In March 2006, we agreed to become a minority partner in the Plum Point Energy Station, a new 665-megawatt facility being constructed near Osceola, Arkansas.

Plum Point Energy Associates, LLC, a member of the LS Power Group of St. Louis, Missouri, holds the controlling ownership interest, and an affiliate of LS Power will operate the plant. Other partners are the Missouri Joint Municipal Electric Utility Commission; East Texas Electric Cooperative, Inc.; and the Municipal Energy Agency of Mississippi.

Iatan 2. In June 2006, we executed an agreement to purchase a 12 percent ownership share in Iatan 2, an 850-megawatt, coal-fired unit being constructed by Kansas City Power & Light (KCP&L) at the Iatan Generating Station located 35 miles northwest of Kansas City, Missouri. Our plan to participate in the project was announced in 2005.

Other partners in Iatan 2 are Aquila, Inc.; Kansas Electric Power Cooperative; and the Missouri Joint Municipal Electric Utility Commission.

Construction of both Plum Point and Iatan 2 began in spring of 2006.

Riverton 12. We're on budget and on schedule to put Riverton 12 in service in spring 2007. The new Siemens V84 combustion turbine is being built at our Riverton Plant at a cost in the $40 to $45 million range, excluding AFUDC. The unit was first fired on January 12, 2007.

Environmental Upgrades. Our infrastructure program also includes two projects that will further enhance air quality.



Plum Point

At Asbury, selective catalytic reduction equipment (SCR) currently under construction is slated to be in place by late 2007. This timing will allow us to combine the outage required for SCR tie-in with the long regularly scheduled 5-year turbine outage to reduce overall capital and operating costs during the 2007-2008 period. Total capital cost for the SCR is estimated at $30 million.

At Iatan 1, additional emissions control equipment, including an SCR, scrubber, and baghouse, is being installed. Completion is expected by the end of 2008. Empire's share of the capital cost is estimated at $45 million, excluding AFUDC.

Missouri Electric Rate Case Results

- Effective January 1, 2007
- $29.4 million increase, or 9.96 percent
- Return on equity of 10.9 percent









BALANCING NEEDS

Investors - Customers

Recovering Costs: Rate relief from regulatory authorities. One of our most important tasks in 2006 was the electric rate case filed and completed in Missouri, our largest service territory.

Citing extremely volatile and escalating natural gas prices and high costs associated with coal delivery problems in the period since our last rate filing, we asked the Missouri Public Service Commission (MPSC) for an increase in base rates of $29.5 million in a case filed on February 1, 2006. We also requested a permanent fuel cost recovery mechanism to replace the interim energy charge (IEC).

On December 21, 2006, the MPSC granted Empire new rates designed to increase annual revenue by $29.4 million. The order terminated our IEC as we requested. However, it included fuel and purchased power costs in the rate base rather than allowing the fuel adjustment mechanism we requested.

Of the $29.4 million approved, roughly $19 million applies to base rates. The remaining amount comes in the form of an amortization that helps with cash flow requirements associated with our current generation expansion.

In other 2006 rate activity, new Kansas electric rates designed to increase revenue by about $2.15 million annually, or 12.7 percent, became effective on January 4, 2006. The new rates include a fuel adjustment mechanism.

On February 4, 2006, new water rates, adding about $469,000 annually, took effect.

FINANCING *Activity*

Managing for our building program: Financing activity. We continued positioning ourselves to handle the financial requirements of a major construction program in 2006.

On March 14, 2006, we increased our five-year unsecured credit facility from $150 million to $226 million. The $76 million increase was allocated to support our participation in Plum Point and will decrease monthly on a set schedule to coincide with payment of Plum Point construction costs.

The credit facility provides for revolving loans to be available for working capital and general corporate purposes and to back up our use of commercial paper.

In June we issued, at the natural gas subsidiary level, $55 million of 6.82 percent First Mortgage Bonds due 2036 to fund a portion of the natural gas acquisition. Short-term debt funded the remainder of the $102.5 million acquisition and was replaced with common equity later in June.

On June 21, 2006, we sold 3,795,000 shares of EDE common stock, including an additional 495,000 shares to cover the underwriters' over-allotments, in an underwritten public offering for $20.25 per share. Net proceeds of about $73.3 million were used to pay down short-term debt, including a portion applied to repay short-term debt used to fund the acquisition.



In May, Standard & Poor's lowered certain of our debt ratings, including lowering our corporate credit rating to BBB- from BBB. S&P cited concerns over the effects of portions of our fuel and purchased power costs that were unrecoverable with the IEC and over higher levels of capital spending. Its outlook for Empire remained at "stable." Moody's affirmed our credit ratings on January 24, 2007, but changed its ratings outlook to "negative" from "stable." In making the change, Moody's cited the capital-spending program we have committed to through 2010 and the potential for further weakness in our credit metrics that could develop during this time. Our credit ratings with Fitch remain unchanged.


June 2006
The Empire District Gas Company
$55,000,000
First Mortgage Bonds
Due 2036
The undersigned served as joint placement agents in the private placement of the above notes with institutional investors.




$85,000,000
Empire District Electric
Purchase of
Aquila's Missouri Natural Gas Distribution Operations
June 2006

CUMULATIVE PREFERRED STOCK
INCORPORATED UNDER THE LAWS
THIS CERTIFICATE IS TRANSFERABLE IN THE CITY OF NEW YORK
CUSIP 291641 40 5
OF THE PAR VALUE OF TEN DOLLARS ($10) EACH, OF THE 9.16 % CUMULATIVE PREFERRED STOCK OF

Open for Business:
Our Natural Gas Distribution Operations

- Approximately 47,000 customers in 44 Missouri communities
- 1,192 miles of transmission and distribution mains
- 57 employees


GAS SERVICE AREA
ELECTRIC SERVICE AREA

Service Area



Sedalia Ribbon Cutting



Gas Operations

NATURAL GAS *Operations*

Broadening our scope: Natural gas operations. A new era for Empire began on June 1, 2006, when a new segment of our core utility business, natural gas distribution operations, opened for business. This sector is held as a wholly owned subsidiary, The Empire District Gas Company, that was formed when we acquired the Missouri natural gas distribution operations of Aquila, Inc. Total cost of the deal was $102.5 million plus acquisition costs.

Empire's gas operations serve customers in northwest, north central, and west central Missouri. The largest community in our gas service territory is the city of Sedalia, which has a population of over 20,000.

New revenues. More balance. A good fit. The natural gas distribution system adds a new source of revenue and marks a major milestone in our goal of adding balance to our weather-related risk. Where electric use tends to peak during summer when customers run air conditioners, natural gas usage peaks in the winter heating months.

The new system is a good strategic fit for Empire. In addition to allowing us to diversify our weather risk, the business falls within our core expertise – utility service – and lies in close proximity to our electric service territory.

Recovering Fuel Costs for Our Gas System: The PGA. Rates charged our gas customers include a fuel cost recovery mechanism called the Purchased Gas Adjustment. Here's how it works:

We calculate the PGA factor based on our best estimates of annual gas costs and volumes purchased for resale. The PGA factor is reviewed and approved by regulatory authorities. Once each year the difference between actual and estimated costs is determined and recovered from or credited to customers.

The PGA factor can be re-calculated and re-submitted for approval up to four times yearly.

Keeping the flow of service to our gas customers included replacement of about ten miles of high pressure pipeline. The first phase of the Sedalia pipeline replacement project was completed by the previous owner. Phase two was completed by Empire.



Pipeline Replacement

HELPING *to Build*

Helping to build a more energy efficient future. We take pride in being a good corporate citizen. As part of that initiative in 2006, we continued an energy conservation effort we call the *Demand Side Management Portfolio*, or DSM.

The DSM is a five-year strategy of energy efficiency and affordability programs designed to assist our Missouri customers in better managing their energy consumption. Programs are being phased in and will eventually be expanded to reach customers in the other states we serve.

In 2005, we introduced our customers to the *ENERGY STAR® Change a Light, Change the World Program*, a national campaign to encourage usage of energy efficient lighting. From October 1 through December 31, 2006, Empire customers received instant rebates on the purchase of compact fluorescent bulbs. CFL bulbs use 66 percent less energy and last up to ten times longer.

The Demand Side Management Portfolio also includes programs directed toward weatherization for low-income customers and commercial audits. In 2007, we expect to add several programs through which Empire will work with organizations like Habitat for Humanity and homeowners to help subsidize energy efficiency improvements.

So in the end, 2006 was all about building. And we pledge to continue working to build a strong future for Empire shareholders and customers.



















Officers[1] *(photos from top left to right)*

William L. Gipson
President and Chief Executive Officer
(Age 50, 26 years of service)

Bradley P. Beecher[2]
Vice President and Chief Operating Officer – Electric
(Age 41, 17 years of service)

Harold R. Colgin[3]
Vice President – Energy Supply
(Age 57, 35 years of service)

Ronald F. Gatz[4]
Vice President and Chief Operating Officer – Gas
(Age 56, 6 years of service)

Gregory A. Knapp
Vice President – Finance and Chief Financial Officer
(Age 55, 27 years of service)

Michael E. Palmer
Vice President – Commercial Operations
(Age 50, 21 years of service)

Kelly S. Walters
Vice President – Regulatory and General Services
(Age 41, 15 years of service)

Laurie A. Delano
Controller, Assistant Secretary and Assistant Treasurer
(Age 51, 16 years of service)

Janet S. Watson
Secretary-Treasurer
(Age 54, 12 years of service)

Directors[5] *(not pictured)*

Kenneth R. Allen
Vice President and Treasurer
Texas Industries, Inc.
Dallas, Texas
(Age 49, Director since 2005)

William L. Gipson
President and Chief Executive Officer
The Empire District Electric Company
(Age 50, Director since 2002)

Ross C. Hartley
Co-Founder and Director
NIC, Inc.
Overland Park, Kansas
(Age 59, Director since 1988)

Bill D. Helton
Retired Chairman and Chief
Executive Officer
New Century Energies
Denver, Colorado
(Age 68, Director since 2004)

D. Randy Laney
Partner
Investlinc Group
Lowell, Arkansas
(Age 52, Director since 2003)

Dr. Julio S. Leon
President
Missouri Southern State University
Joplin, Missouri
(Age 68, Director since 2001)

Myron W. McKinney
Chairman of the Board of Directors
Retired President and Chief
Executive Officer
The Empire District Electric Company
Joplin, Missouri
(Age 62, Director since 1991)

B. Thomas Mueller
Founder and President
SALOV North America Corporation
Hackensack, New Jersey
(Age 59, Director since 2003)

Mary McCleary Posner
President and Principal
Posner McCleary Inc.
Columbia, Missouri
(Age 67, Director since 1991)

Allan T. Thoms
Consultant
Wilk & Associates/LECG
San Francisco, California
(Age 68, Director since 2004)

Committees of the Board

Audit Committee – Posner (Chair), Allen[6], Hartley, Mueller[6]
Compensation Committee – Laney (Chair), Helton, Leon, Posner
Nominating/Corporate Governance Committee – Leon (Chair), Allen, Mueller, Thoms
Retirement Committee – Hartley (Chair), Helton, McKinney, Thoms
Strategic Projects Committee - McKinney (Chair), Helton, Laney, Thoms
Executive Committee – Gipson (Chair), Hartley, Laney, Leon, McKinney

[1] *Ages and years of service shown as of March 1, 2007.*
[2] *Effective June 1, 2006. Previously Vice President–Energy Supply.*
[3] *Effective October 26, 2006.*
[4] *Effective June 1, 2006. Previously Vice President–Strategic Development.*
[5] *Ages shown as of March 1, 2007.*
[6] *Audit Committee Financial Expert.*

GLOSSARY *Terms*

AFUDC: Allowance for funds used during construction.

Baghouse: An air pollution control device used to filter particulates (dust) from waste combustion gases.

Bcf: Billion cubic feet, a volume measurement for natural gas.

Capacity: The ability of a generating unit to produce power, typically expressed in kilowatts or megawatts.

Combined cycle: The combination of one or more gas turbines and steam turbines in an electric generation plant. As electricity is produced from the gas turbine, the heat exiting from the unit is routed to a heat-recovery steam generator and used by the steam turbine to produce more electricity. This process increases efficiency.

Combustion turbine: A fuel-fired turbine engine used to drive an electric generator.

Fuel cost recovery mechanism: Also called a "fuel cost adjustment" or "energy cost adjustment," this is a provision in a rate schedule that provides for adjusting the amount of the bill as the cost of fuel varies from a specified base amount per unit.

Infrastructure: The basic facilities needed for the functioning of the business.

Interim energy charge (IEC): A fuel cost recovery mechanism in effect March 2005 through December 31, 2006. It added a charge to Empire customer bills in Missouri to collect for fuel and purchased power costs above a base amount and below a ceiling amount, subject to refund.

Kilowatt-hour (kWh): The amount of electrical energy consumed when one thousand watts are used for one hour.

Mcf: Thousand cubic feet, a volume measurement for natural gas.

Megawatt-hour (mWh): The amount of electrical energy consumed when one million watts are used for one hour.

Non-regulated business: Those aspects of our business activities that are not public utilities regulated by FERC, state utility commissions, or other governmental agencies.

Peak demand: The greatest amount of electricity supplied at a specific time.

Peaking unit: A natural gas- or oil-fired generating unit generally used to meet short-lived and high demand periods.

Purchased power: Electricity that one utility buys from another producer instead of, or in addition to, generating power on its own.

Regulated business: Those aspects of our business that are public utilities regulated by FERC, state utility commissions, or other governmental agencies.

Scrubber: An air pollution control device utilized to remove sulfur dioxide (SO2) from the exhaust stream of a generating unit.

SCR: Selective catalytic reduction, a pollution control process designed to reduce nitrogen oxide emissions (NOx) from the exhaust stream of a generating unit.

Volt: A measure of the force used to transmit electric power. A kilovolt (kV) equals one thousand volts.

Watt: A measure of the amount of electrical power that is generated or consumed. A kilowatt (kW) equals one thousand watts, a megawatt (mW) equals one million watts.


TOTAL RETURN to STOCKHOLDERS
(Assumes $100 investment on 12/31/01)
250
200
150
100
50
0
Dollars
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
The Empire District Electric Company
S&P Electric Utilities Index
S&P 500 Index

Total Return Analysis

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
The Empire District Electric Company	$100.00	$92.62	$118.84	$130.42	$123.74	$158.97
S&P Electric Utilities Index	$100.00	$84.87	$105.08	$132.88	$156.30	$190.97
S&P 500 Index	$100.00	$77.95	$100.27	$111.15	$116.60	$134.28

CEO and CFO Certifications

William L. Gipson, President and Chief Executive Officer of The Empire District Electric Company, and Gregory A. Knapp, Vice President - Finance and Chief Financial Officer of The Empire District Electric Company, have issued the certifications required by Sections 302 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to the Company's Annual Report on Form 10-K provided with this Report. Among other matters required to be included in those certifications, Mr. Gipson and Mr. Knapp have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented. See Exhibit 31 to the Company's Annual Report on Form 10-K for the complete Section 302 Certifications.

In addition, because our common stock is listed on the NYSE, Mr. Gipson, our Chief Executive Officer, is required to make a CEO's Annual Certification to the NYSE in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that he is not aware of any violations by us of the NYSE corporate governance listing standards. The CEO's Annual 303A.12 Certification for 2006 was filed with the NYSE on May 26, 2006. Our Chief Executive Officer intends to timely provide the NYSE with the CEO's Annual Certification for 2007.

Certain matters discussed in this annual report are "forward-looking statements." Such statements address future plans, objectives, expectations, and events or conditions concerning various matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of the factors noted in the accompanying Annual Report on Form 10-K.

Annual Meeting

The annual meeting of shareholders will be held Thursday, April 26, 2007, at 10:30 a.m., CDT, at the Holiday Inn, 3615 South Range Line, Joplin, Missouri.

Company Headquarters

The Empire District Electric Company
602 Joplin Street
P.O. Box 127
Joplin, Missouri 64802-0127
Telephone (417) 625-5100

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
St. Louis, Missouri

Registrar, Transfer Agent, and Dividend Agent

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716 (toll free in the United States)
(651) 450-4144 (for the hearing impaired) (TDD)
(651) 450-4064 (outside the United States)
www.shareowneronline.com (for registered shareholders)
www.wellsfargo.com/shareownerservices (for general inquiries)

Stock Trading

As of December 31, 2006, there were 5,569 common shareholders of record.
Empire stock is listed on the New York Stock Exchange (NYSE) under the following ticker symbols:

EDE	Common Stock
EDE PrD	Trust Preferred Securities of Empire District Electric Trust I

Stock Prices and Dividends

2006 Quarter	High	Low	Dividend Paid
1st	\$23.00	\$20.33	\$0.32
Second	\$23.05	\$20.26	\$0.32
Third	\$23.09	\$20.25	\$0.32
Fourth	\$25.10	\$22.25	\$0.32

2005 Quarter	High	Low	Dividend Paid
1st	\$23.93	\$21.35	\$0.32
Second	\$24.45	\$21.82	\$0.32
Third	\$25.01	\$22.30	\$0.32
Fourth	\$23.27	\$19.25	\$0.32

Credit Ratings

	Fitch	Moody's	Standard & Poor's
Corporate Credit Rating	N/R*	Baa2	BBB-
First Mortgage Bonds	BBB+	Baa1	BBB+
First Mortgage Bonds - Pollution Control Series	AAA	Aaa	AAA
Commercial Paper	F2	P-2	A-3
Senior Notes	BBB	Baa2	BB+
Trust Preferred Securities	BBB-	Baa3	BB
Outlook	Stable	Negative	Stable

*Not Rated

Direct Registration

Empire is a participant in the Direct Registration System. This system allows us to issue shares to our registered shareholders in a book-entry form called Direct Registration. All transfers or issuances of shares will be issued in Direct Registration unless a stock certificate is specifically requested.

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan offers a variety of convenient, low-cost services for current shareholders. It is designed for long-term investors who wish to invest and build their share ownership over time. All registered holders of Empire common stock can participate in the Plan. Beneficial owners holding shares in a brokerage account and wishing to reinvest dividends can request that their shares be registered or make arrangements with their broker or nominee to participate on their behalf. The Plan offers a 3% discount on the purchase of shares with reinvested dividends. Optional features (applicable to registered holders only) include:

- Additional cash purchases, as often as weekly, with \$50 minimum per transaction up to \$125,000 per year;
- Automatic deduction from your bank account for additional cash purchases;
- Safekeeping of your certificates;
- Participation in the Plan with full, partial, or no reinvestment of dividends; and
- Sale of shares through the Plan.

The Plan Administrator may be contacted as follows to request a prospectus describing the Plan, an enrollment form or to make an optional cash investment:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(800) 468-9716 (toll free in the United States)
(651) 450-4144 (for the hearing impaired) (TDD)
(651) 450-4064 (outside the United States)
www.shareowneronline.com (for registered shareholders)
www.wellsfargo.com/shareownerservices (for general inquiries)

Financial Report – Form 10-K

Copies of this report and the Annual Report on Form 10-K, including financial statements as filed with the Securities and Exchange Commission, are available without charge upon written request to Janet S. Watson, The Empire District Electric Company, P.O. Box 127, Joplin, Missouri 64802-0127. Both reports may also be accessed via our website, **www.empiredistrict.com**. This report is not intended to induce any securities' sale or purchase.

Inquiries

Investor, shareholder, and financial information is also available from:

The Empire District Electric Company
Janet S. Watson, Secretary-Treasurer
P.O. Box 127
Joplin, Missouri 64802-0127
Telephone (417) 625-5108
Investor.relations@empiredistrict.com

Internet

We invite you to learn more about our Company by connecting with us at **www.empiredistrict.com**.


EMPIRE

SERVICES YOU COUNT ON

www.empiredistrict.com
602 Joplin Street
PO Box 127
Joplin, MO 64802-0127
tel 417.625.5100

END